SEC Mail
Mail Processing
Section

MAR 02 2009

[redacted] Washington, DC
106

09057427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AB
3/20

AFFIRMATION

We, Howard Naphtali and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiaries for the year ended December 31, 2008 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Managing Director, Controller
Title

Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
ITG Inc.:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiaries (the "Company") (a wholly owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a consolidated statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiaries as of December 31, 2008, in conformity with U.S generally accepted accounting principles.

KPMG LLP

February 27, 2009

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2008

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	211,889
Cash restricted or segregated under regulations and other		35,742
Deposits with clearing organizations		43,241
Securities owned, at fair value		4,479
Receivables from brokers, dealers and clearing organizations		64,490
Receivables from customers		17,182
Goodwill		85,445
Other intangibles (net of accumulated amortization of $1,704)		10,542
Due from Parent and affiliates		34,299
Deferred taxes		8,166
Other assets		4,584
Total assets	$	520,059

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	130,394
Short-term bank loans		24,900
Payables to brokers, dealers and clearing organizations		9,876
Payable to customers		14,304
Securities sold, not yet purchased, at fair value		2,431
Due to affiliates		12,356
Income taxes payable		1,835
Total liabilities		196,096
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		154,214
Retained earnings		169,749
Total stockholder's equity		323,963
Total liabilities and stockholder's equity	$	520,059

See accompanying notes to Consolidated Statement of Financial Condition.

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc. ("ITG"), a United States ("U.S.") broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and its wholly-owned subsidiaries, ITG Capital, Inc. ("ITG Capital"), and POSIT Alert LLC ("POSITalert", formerly BLOCK Alert LLC), a U.S. broker-dealer registered with the SEC and a member of FINRA (see Note 5, "*Affiliate Equity Transactions*"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent").

The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All material intercompany balances and transactions have been eliminated in consolidation.

The Company is engaged in a single line of business as a self clearing securities broker providing equity trading and quantitative research services to institutional investors, brokers, money managers and alternative investment funds in the U.S. As a full service trade execution firm, the Company uses technology to increase the effectiveness and lower the cost of trading.

The Company generates commission revenues on a "per transaction" basis for all orders executed. Orders are delivered to the Company via its "front-end" software products which include Triton, Radical, and ITG Channel, as well as other vendors' front-ends and direct computer-to-computer links to customers. Orders may be executed on or through venues such as (1) our POSIT Crossing Suite, (2) our algorithmic servers, (3) New York Stock Exchange, (4) certain regional exchanges, (5) NASDAQ, (6) electronic communication networks ("ECNs"), systems which trade equity securities and (7) third party alternative trading systems ("ATSs").

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition represents the consolidation of the accounts of the Company and its subsidiaries that are in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but has neither a controlling interest nor is the primary beneficiary, under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities*, the Company would consolidate a partially-owned affiliate when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At the present time, the Company has no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and securities sold, not yet purchased, and certain receivables, are carried at market value, estimated fair value or contracted amounts which approximate fair value due to the short period to maturity or repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities failed to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, as well as commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for securities failed to receive, amounts payable to clearing organizations on open transactions, and execution cost payables. In addition, the Company includes net receivable or payable arising from unsettled trades.

Receivables from customers include amounts receivable for securities that failed to deliver, commissions earned and receivables from customers arising from the Company's prepayment of research, net of an allowance for doubtful accounts, which is determined based upon management's estimate of the collectibility of such receivables. Payables to customers primarily consist of customer fails to receive.

Securities owned, at fair value at December 31, 2008 consist of mutual funds and common stock. Securities sold, not yet purchased, at fair value consist of common stock. Marketable securities owned are valued using market quotes from third parties.

Securities Borrowed and Loaned

Securities borrowed transactions facilitate the settlement process and generally occur when securities are needed to deliver against a settling transaction, such as non-standard settlements (equity settlements occurring other than trade date plus three days), as requested by our customers or from a fail to deliver. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The Company monitors the market value of securities borrowed and loaned on a daily basis, and the collateral is adjusted as necessary based upon market prices. As of December 31, 2008, the value of securities borrowed is included in receivables from brokers, dealers and clearing organizations, while the value of securities loaned is included in payables to brokers, dealers and clearing organizations.

Stock-Based Compensation

The Parent and the Company apply Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payment*. SFAS No. 123R requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures.

Client Commission Arrangements

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as client commission arrangements. The Company is accounting for the cost of independent research and directed brokerage arrangements on an accrual basis. At December 31, 2008, the net prepaid research balance was $3,580 and accrued research payable balance was $40,185, which are included in receivables from brokers, dealer and clearing organizations and accounts payable and accrued expenses, respectively, in the Consolidated Statement of Financial Condition.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is required to be assessed no less than annually for impairment. An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill.

Other intangibles with definite lives are amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. An impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value. Such a loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than its carrying value.

Premises and Equipment

The Parent records substantially all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company on its Consolidated Statement of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent. The Parent also contributes capital to the Company as a result of tax benefits derived from the exercise of the Parent's stock options by the Company's employees. These tax benefits have been reflected as capital contributions from Parent in the Consolidated Statement of Financial Condition.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income taxes-an Interpretation

(Dollars in thousands, unless otherwise stated)

of FASB Statement No. 109", (FIN 48"), have been met. Specifically, FIN 48 requires that the Company determine whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", ("FAS 141R"). This new standard will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. In addition to expanding the scope of acquisition accounting to all transactions and circumstances under which control of a business is obtained, significant changes in the accounting of business combination transactions resulting from the issuance of FAS 141R include (i) recognition, with certain exceptions, of 100 percent of the fair value of assets acquired, liabilities assumed, and noncontrolling interests of acquired businesses, (ii) measurement of all acquirer shares issued in consideration for a business combination at fair value on the acquisition date (nullification of EITF Issue 99-12), (iii) recognition of contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings, (iv) with limited exception, the recognition of preacquisition gain and loss contingencies at their acquisition-date fair values, (v) capitalization of in-progress research and development assets acquired at acquisition date fair value, (vi) recognition of acquisition-related transaction costs as expense when incurred, (vii) recognition of acquisition-related restructuring cost accruals in acquisition accounting only if the criteria in FASB Statement 146 are met as of the acquisition date, and (viii) recognition of changes in the acquirer's income tax valuation allowance resulting from the business combination separately from the business combination as adjustments to income tax expense.

FAS 141R is required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of FAS 141R to have a material impact on our Consolidated Statement of Financial Condition.

(3) Fair Value Measurements

The Company adopted FASB Statement No. 157, *"Fair Value Measurements"* ("FAS 157") effective January 1, 2008. FAS 157 does not expand the use of fair value in any new circumstances, but rather defines fair value, establishes a framework for measuring fair value, as well as a fair value hierarchy based upon the inputs used to measure fair value and expands disclosures about fair value measurements.

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in "securities owned, at fair value", "securities sold, but not yet purchased, at fair value" and "cash and cash equivalents" on the Consolidated Statements of Financial Condition.

As defined in FAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, we categorize our fair value measured

(Dollars in thousands, unless otherwise stated)

financial instruments according to the fair value hierarchy prescribed by FAS 157. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. We currently do not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. We currently do not have any Level 3 assets or liabilities.

The adoption of FAS 157 had a minimal effect on the values of those financial assets and liabilities which the Company carries at fair value. Fair value measurements on a recurring basis are as follows:

	Dec 31, 2008	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents:				
Money market mutual funds	$ 393	393	$ —	$ —
U.S. Government money market mutual funds	210,562	210,562	—	—
Securities owned, at fair value:				
Trading securities	110	110	—	—
Equity index mutual funds	2,652	2,652	—	—
Bond mutual funds	1,717	1,717	—	—
Total	$ 215,434	215,434	$ —	$ —
Liabilities				
Securities sold, not yet purchased:				
Common Stock	$ 2,431	2,431	$ —	$ —
Total	$ 2,431	2,431	$ —	$ —

(Dollars in thousands, unless otherwise stated)

Cash and cash equivalents include money market mutual funds (principally U.S. Government money market mutual funds), which are exchange traded.

Securities owned, at fair value and securities sold, not yet purchased includes common stocks, equity index mutual funds and bond mutual funds, all of which are exchange traded.

(4) Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule").

(5) Affiliate Equity Transactions

BLOCKalert Joint Venture

On August 16, 2006, the Company entered into a joint venture with Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") to form BLOCKalert, a global block order crossing service providing a liquidity pool for block orders utilizing an anonymous and independent POSIT crossing system. On July 31, 2008, the Company acquired the remaining shares of the BLOCKalert Joint Venture (now POSIT Alert, LLC) that the Company did not already own for $10.0 million, bringing the Company's ownership up to 100% and resulting in the consolidation of all assets and liabilities in the accompanying Consolidated Statement of Financial Condition. The purchase price has been allocated to assets acquired and liabilities assumed based upon an allocation of historical book values and estimated fair market values at the date of acquisition and includes an intangible asset (proprietary software) of $2.8 million. The $1.7 million excess of our investment cost over the estimated fair value of the net assets acquired has been allocated to goodwill. Prior to its becoming a wholly owned subsidiary on July 31, 2008, the Company accounted for its 50% interest in the BLOCKalert joint venture under the equity method.

The BLOCKalert business combination was accounted for under the provisions of SFAS 141 and recorded using management's estimates derived from preliminary evaluations.

(6) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of securities owned and securities sold, not yet purchased, at fair value as of December 31, 2008.

	Securities Owned	Securities Sold, Not Yet Purchased
Mutual funds	$ 4,369	$ -
Corporate stocks	110	2,431
Total	$ 4,479	$ 2,431

Securities owned consist of securities positions in corporate stock held by the Company resulting primarily from temporary positions in securities in the normal course of our agency trading business. Securities owned also includes mutual fund positions, as well as 1,500 shares of common stock in the NASDAQ OMX Group, Inc.

(Dollars in thousands, unless otherwise stated)

Securities sold, not yet purchased consist of short positions in securities resulting from temporary positions in securities in the normal course of our agency trading business.

(7) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2008.

	Receivables from	Payables to
Broker-dealers	$ 35,881	$ 3,863
Clearing organizations	6,981	97
Deposits for securities borrowed	21,717	-
Securities loaned	-	5,916
Allowance for doubtful accounts	(89)	-
Total	$ 64,490	$ 9,876

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(8) Receivables from and Payables to Customers

The following is a summary of receivables from and payables to customers as of December 31, 2008.

	Receivables from	Payables to
Customers	$ 14,214	$ 14,304
Prepaid research	4,143	-
Allowance for doubtful accounts	(1,175)	-
Total	$ 17,182	$ 14,304

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(Dollars in thousands, unless otherwise stated)

(9) Goodwill and Other Intangibles

In accordance with SFAS No. 142, goodwill is assessed no less than annually for impairment. During the year ended December 31, 2008, no goodwill was deemed impaired and accordingly, no write-off was required. Other intangibles with definite lives, continue to be amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144, *Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of.*

In 2008, the Company recorded approximately $1.7 million of goodwill and $2.8 million of intangible assets (proprietary software) related to the acquisition of the shares of the BLOCKalert Joint Venture that we did not already own (see Note 5, "*Affiliate Equity Transactions*").

(10) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2008.

Accrued research payables	$	40,185
Deferred compensation		27,240
Accrued compensation and benefits		35,881
Other accrued expenses		27,088
Total	$	130,394

(11) Short-Term Bank Loans

The Company funds its securities settlement operations with operating cash or with short-term bank loans. The Company has established pledge facilities with two banks, JPMorgan Chase Bank, N.A. and The Bank of New York Mellon, for this purpose. Borrowings under these arrangements bear interest at federal funds rate plus a spread of 50 - 100 basis points, depending upon the amount borrowed and are repayable on demand (generally the next business day). The short-term bank loans are collateralized by the securities underlying the transactions equal up to 125% of the borrowings. At December 31, 2008, the Company had $24,900 in short-term bank loans under these pledge facilities at a weighted average interest rate of 1.75%.

The Company also has a $15 million unsecured line of credit with The Bank of New York Mellon bearing interest at a negotiated rate. Each advance under the line of credit is due at a specified maturity date with no prepayment option. At December 31, 2008, the Company had no borrowings outstanding under this facility.

(12) Income Taxes

For the year ended December 31, 2008, the Company's operations were included in the consolidated Federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity.

Amounts due for income taxes are payable to the Parent and are netted in due from Parent and affiliates on the Consolidated Statement of Financial Condition at December 31, 2008.

(Dollars in thousands, unless otherwise stated)

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $8,166 as of December 31, 2008. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

Deferred tax assets		
Deferred compensation	$	11,330
Depreciation and amortization		615
Allowance for doubtful accounts		489
Stock based compensation		4,633
Other		847
Total deferred tax assets		17,914
Deferred tax liabilities		
Goodwill and other intangibles		(8,906)
Partnership investments		(524)
Other		(318)
Total deferred tax liabilities		(9,748)
Net deferred tax assets	$	8,166

At December 31, 2008, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

Under FIN 48, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the total amount of unrecognized tax benefits at the beginning and end of 2008 is as follows:

Balance, January 1, 2008	$	-
Additions based on tax positions related to the current year		599
Additions based on tax positions of prior years		1,075
Reductions due to expiration of statute of limitations		(132)
Balance, December 31, 2008	$	1,542

As of December 31, 2008, the Company does not expect that unrecognized tax benefits for tax positions taken with respect to 2008 will significantly change with the next twelve months.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2005. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. federal income tax returns for 2006 and 2007. Certain state and local returns are also currently under various stages of audit.

(Dollars in thousands, unless otherwise stated)

(13) Employee Benefit and Stock Plans

Equity Plan

At December 31, 2008, the Parent had an equity plan for employees of the Company. The 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved and became effective on May 8, 2007 (the "Effective Date"). As of the Effective Date, various plans including the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan") were merged with and into the 2007 Plan. Under the 2007 Plan, awards of 5,186,208 shares of the Parent's common stock are reserved for issuance under the Plan. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Stock options that have been granted under the 2007 Plan are exercisable on dates ranging through March 2013. The 2007 Plan will remain in effect until May 7, 2017, unless sooner terminated, or extended, by the Board of Directors of the Parent. After this date, no further awards shall be granted, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 2007 Plan.

Under the 2007 Plan, in addition to time-based option awards, the Parent is still permitted to grant performance based stock options. In 2008, the Parent did not grant any such awards under the Plan or the 1994 Plan. During 2008, the Parent granted 187,327 time-based stock options to select employees of the Company.

Under the 2007 Plan, the Parent is permitted to grant restricted share awards. In 2008, certain employees of the Company were granted 176,727 restricted shares that vest contingent upon continued employment through the third anniversary of the grant and/or vest in whole or in part only if the consolidated cumulative pre-tax operating income of the Parent reached certain levels.

Stock Unit Award Program

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 1994 Plan. Under the SUA Program, and as amended January 1, 2006 and later merged into the 2007 Plan, all employees earning total compensation per annum of $200 have the option to participate. The amended SUA Program defers receipt (and thus taxation) on a graduated portion of the participants' compensation for units representing the Parent's common stock equal in value to 120% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted to settlement to common shares distributed in whole on the third anniversary of the deferral. The match representing 20% of the compensation deferred is contingent only upon employment with the Company and vests 100% on the third anniversary of the deferral. Effective January 1, 2009, the SUA Program was further amended and restated. The amendment froze the SUA Program such that is shall not apply to compensation earned for any calendar year after calendar year 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA Program for bonus payments for calendar year 2008 that are due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA Program in order to comply with section 409A of the Internal Revenue Code.

During the year ended December 31, 2008, 107,060 units were granted to the Company's employees in the SUA Program, and 96,441 shares of the Parent's common stock were issued in connection with the SUA Program.

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $230 for the year ended December 31, 2008.

(Dollars in thousands, unless otherwise stated)

The RSP features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the RSP, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the RSP, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

Equity Deferral Award Program

In October 2008, the Compensation Committee of the Board of Directors of the Parent adopted the Equity Deferral Award Program, a subplan under the 2007 Plan (the "EDA"). The purpose of the EDA is to provide an additional incentive to selected members of senior management and key employees to increase the success of the Company, by automatically substituting stock units for a portion of the variable compensation to be earned by such persons. The stock units represent an equity interest in the Parent to be acquired and held under the EDA on a long-term, tax-deferred basis. As of December 31, 2008, no stock unit grants were made under the EDA.

(14) Related Party Transactions

The Company and its affiliate, Investment Technology Group International Limited ("ITG International") have engaged in a series of intercompany transactions. For such transactions, profits are allocated amongst the Company and ITG International to reflect each entity's relative contribution to the generation of these profits.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to a Services Agreement with ITGSSI, the Company paid ITGSSI for support and maintenance for POSITalert.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Company has entered into an Agreement for Sharing Research and Development Costs with its affiliates, ITG Australia Holdings Pty. Ltd. ("ITG Australia") and ITG International, under which the cost to develop certain technological intangibles is shared.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate. The minimum future rental commitment under non-cancelable operating leases related to the Company expires at various dates through 2014 and amount to $24,824.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses Parent and affiliates for payments made on behalf of the Company including income

taxes. This activity is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company entered into a services agreement with Investment Technology Group Limited ("ITGLTD"), in which ITGLTD provides services to the Company in connection with a disaster recovery services contract.

The Company incurs transaction processing costs on behalf of an affiliate, ITG Canada Corp. ("ITGCC") and charges the cost back to ITGCC.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITG Global Production, Inc. ("ITGGPI"), pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with Blackwatch Brokerage Inc. ("BLBRK"), in which BLBRK provides services to the Company in connection with transaction processing.

The Company entered into a services agreement with The Macgregor Group, Inc. ("MACGGI"), in which MACGGI provides services to the Company in connection with broker connectivity.

The Company provides certain legal and compliance services to MACGGI, pursuant to a Services Agreement.

Pursuant to a previous Services Agreement with POSITalert, certain administrative services, and the use of certain office space in connection with POSITalert's operations are provided by the Company.

Pursuant to a previous Joint Venture License, Services and Support Agreement with POSITalert, POSITalert paid the Company for support and maintenance and access to POSIT Now.

Pursuant to a previous Joint Venture Formation Agreement with POSITalert, the Company incurred fees for the use of the POSITalert applet.

The Company entered into a services agreement with ITG Derivatives, LLC ("ITGDER"), in which ITGDER provides services to the Company in connection with transaction processing.

The Company provides certain securities trading services and administrative services to ITGDER, pursuant to a Services Agreement.

The Company entered into a services agreement with ITGDER, in which ITGDER provides certain administrative services and the use of certain office space to the Company.

The Company paid no cash dividends to the Parent.

(15) Commitments and Contingencies

We are periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, we do not believe any of these matters will have a material adverse effect on our financial position or future results of operations.

(Dollars in thousands, unless otherwise stated)

(16) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Financial Statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned, at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(17) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2008, the Company had a $35,586 cash balance in a Special Reserve Bank Account for the benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, "*Computation for Determination of Reserve Requirements*" and $156 cash balance in a Special Reserve Bank Account for the benefit of Brokers under a Proprietary Account for Introducing Brokers ("PAIB") requirement.

At December 31, 2008, the Company had net capital of approximately $162,489 which was approximately $161,489 in excess of required net capital of $1,000.

Dividends or withdrawals of capital can not be made to Parent from the Company if they are needed to comply with regulatory requirements.

KPMG

ITG INC. AND SUBSIDIARIES
(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition
December 31, 2008

(With Independent Auditors' Report Thereon)